                      SUPPLEMENT, DATED JANUARY 16, 1998,
               TO THE OFFER TO PURCHASE, DATED NOVEMBER 20, 1997
                              PHARMAINVEST, L.L.C.
                           HAS INCREASED THE PRICE OF
                         ITS OFFER TO PURCHASE FOR CASH
                        UP TO 1,400 OUTSTANDING UNITS OF
                          LIMITED PARTNERSHIP INTEREST
                                       OF
                        ALZA TTS RESEARCH PARTNERS, LTD.
                                       TO
                                $13,200 PER UNIT

    The following information amends and supplements the Offer to Purchase (the "Offer to Purchase") dated November 20, 1997, as amended, of PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively, the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C. Pursuant to this Supplement, the Purchaser is now offering to purchase up to 1,400 outstanding units of limited partnership interest (the "Units") in ALZA TTS Research Partners, Ltd., a California limited partnership (the "Partnership"), for cash consideration per Unit of $13,200 (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related Letters of Transmittal (which, together with the Offer to Purchase and this Supplement with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any cash or asset distributions made or declared by the Partnership on or after December 31, 1997 and prior to the date on which the Purchaser pays the Purchase Price for the tendered Units.

    Except as set forth in this Supplement or in the revised (pink) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the revised (pink) Letter of Transmittal. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

                                  RISK FACTORS

- Although the Purchaser cannot predict the future value of the Partnership's assets or future selling prices of the Units, the Purchase Price could differ significantly from the proceeds that would be realized by holding the Units for the entire life of the expected payment stream of the Partnership's assets.

- The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at the Purchase Price and the value of the expected payment stream of the Partnership's assets. There can be no assurance that the Purchase Price will be more or less than such value.

- No independent person has been retained by the Purchaser or any of its affiliates to value or make any appraisal of the Units or to render any opinion with respect to the fairness of the Purchase Price and no representation is made with respect to the fairness of the Purchase Price.

- Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units. The Offer provides each Holder the opportunity to liquidate his or her investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales (which can range from 5% to 8.75% of the sale price).

             THE EXPIRATION DATE OF THE OFFER IS HEREBY AMENDED SO
                THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                  AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON
                FEBRUARY 2, 1998, UNLESS THE OFFER IS EXTENDED.

                              -------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, PURCHASER BEING SATISFIED, PRIOR TO THE EXPIRATION DATE, IN ITS REASONABLE DISCRETION, THAT, UPON PURCHASE OF THE UNITS PURSUANT TO THE OFFER, IT, THE FUNDS AND/OR THEIR NOMINEE WILL HAVE FULL RIGHTS TO OWNERSHIP AS TO ALL SUCH UNITS AND THAT THE GENERAL PARTNER WILL CONSENT TO IT, THE FUNDS OR THEIR NOMINEE BECOMING ASSIGNEES OF THE PURCHASED UNITS AND A SUBSTITUTE LIMITED PARTNER WITH RESPECT TO ALL SUCH UNITS. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT, THE LETTERS OF TRANSMITTAL AND RELATED DOCUMENTS. SEE SECTIONS 2 AND 14 OF THE OFFER TO PURCHASE.

EACH HOLDER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THIS SUPPLEMENT, THE LETTERS OF TRANSMITTAL AND RELATED DOCUMENTS.

                              -------------------

                                   IMPORTANT

    Any Holder wishing to tender all or a portion of his or her Units should complete and sign one of the Letters of Transmittal which accompany the Offer to Purchase or this Supplement in accordance with the Instructions attached to the Letters of Transmittal, mail or deliver one of the Letters of Transmittal and any other required documents to the Depositary at its address set forth on the back covers of this Supplement and the Offer to Purchase, and tender those Units pursuant to the procedures for transfer set forth in Section 3 and the Instructions attached to the Letters of Transmittal.

    There is no established trading market for the Units. The Purchase Price has been established by the Purchaser, in its sole discretion. No independent opinion, report or appraisal related to the valuation of the Units has been obtained by the Purchaser.

    Questions and requests for assistance may be directed to the Information Agent or the Purchaser at their respective addresses and telephone numbers set forth in the Instructions attached to the Letters of Transmittal and on the back covers of this Supplement and the Offer to Purchase. Requests for additional copies of this Supplement, the Offer to Purchase, the revised (pink) Letter of Transmittal and other related materials may be directed to the Information Agent or the Purchaser.

                              -------------------

                               TABLE OF CONTENTS

                                                                                                                       PAGE
                                                                                                                       -----
INTRODUCTION......................................................................................................           5

1.         Amended Terms of the Offer.............................................................................           6
3.         Procedure for Tendering Units..........................................................................           6
6.         Price Range of the Units...............................................................................           7
8.         Certain Information Concerning the Partnership.........................................................           7
10.        Source and Amount of Funds.............................................................................           7
17.        Miscellaneous..........................................................................................           8

To Holders of Units of Limited Partnership Interest in ALZA TTS Research Partners, Ltd.:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase (the "Offer to Purchase") dated November 20, 1997, as amended, of PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively, the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C. Pursuant to this Supplement, the Purchaser is now offering to purchase up to 1,400 outstanding units of limited partnership interest (the "Units") in ALZA TTS Research Partners, Ltd., a California limited partnership (the "Partnership"), for cash consideration per Unit of $13,200 (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related Letters of Transmittal (which, together with the Offer to Purchase and this Supplement with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any cash or asset distributions made or declared by the Partnership on or after December 31, 1997 and prior to the date on which the Purchaser pays the Purchase Price for the tendered Units.

    Except as set forth in this Supplement or in the revised (pink) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer and this Supplement should be read in conjunction with the Offer to Purchase and the revised (pink) Letter of Transmittal. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

    The following information should be considered in evaluating the Offer:

- AT $13,200 PER UNIT, PURCHASE PRICE IS $500 HIGHER THAN INDEPENDENT THIRD PARTY VALUATION. ALZA Development Corporation, the General Partner of the Partnership, referenced in its previous correspondence a valuation of ALZA TTS prepared by SECURITIES PRICING AND RESEARCH, INC. ("SPAR"), an independent appraiser that specializes in valuing partnerships. Subsequent to the General Partner correspondence, SPAR revised downward its "Fair Market Value" of the Units to $12,700. A copy of the SPAR valuation is attached hereto as Exhibit 1.

- POTENTIAL TAX BENEFIT, ENHANCED BY RECENT REDUCTION IN CAPITAL GAIN RATES TO 20%. If you retain your Units, distributions made to you should be taxed as ordinary income, at federal rates of up to 39.6% for individuals. If you sell your Units, the resulting gain should be taxed at capital gain rates, currently 20% for most individuals disposing of capital assets held more than 18 months. If you have held your Units since the original offering you will generally have no basis in the Units. As a result, all or substantially all of the Purchase Price should be taxable at lower capital gain rates. PHARMAINVEST IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACCEPTING THE OFFER.

    Below is a summary of the SPAR valuation, comparing it to the Offer. SPAR arrives at a "Net Asset Value" per Unit of $16,900 pre-tax, which represents the current value of a stream of growing payments that you may receive over the next 9 years discounted at a 10% discount rate. In other words, a Holder willing to maintain an illiquid investment over a 9 year period and willing to accept a 10% return per year should realize over the years approximately $16,900 per Unit. Thus, on a pre-tax basis the $13,200 Offer appears to be not attractive. However, as shown below, because of the significantly higher taxes paid on distributions (39.6% ordinary income rate) versus the taxes paid on the sale (20% capital gain rate), on an after tax basis our Offer results in net after-tax proceeds of $10,560 per Unit which compares favorably with SPAR's "Net Asset Value" on an after-tax basis of $10,210 per Unit. A Holder that is or will be taxed at marginal federal income tax rates that are lower than 39.6% will receive greater net after tax distributions. SPAR also calculates a "Fair Market Value" of $12,700 per Unit, which takes into consideration the lack of a liquid market for the Units as well as other risk factors inherent in the investment. In other words, SPAR concludes that the "Fair Market Value" for a Holder who is not willing to maintain an illiquid investment over 9 years is $12,700 on a pre-tax basis; the $13,200 Offer exceeds this value by $500 ($13,200 - $12,700). Furthermore, on an after-tax basis the Offer substantially exceeds the SPAR "Fair Market Value" by $2,890 ($10,560 - $7,670).


                                                                     PHARMAINVEST
                                                                         OFFER
ACCEPTING THE OFFER:                                                  (PER UNIT)
------------------------------------------------------------------  ---------------
Purchase Price                                                         $  13,200
Less: federal capital gains tax (@ 20%)                                   (2,640)
                                                                         -------
Net after-tax proceeds                                                 $  10,560

                                                                SPAR VALUATION
                                                                  (PER UNIT)
                                                            -----------------------
                                                            NET ASSET   FAIR MARKET
RETAINING YOUR UNITS:                                         VALUE        VALUE
----------------------------------------------------------  ---------   -----------
Estimated Net Present Value (NPV) of future distributions    $16,900      $12,700
Less: federal ordinary income tax (@ 39.6%)                   (6,690)      (5,030)
                                                            ---------   -----------
Estimated NPV of net after-tax distributions                 $10,210      $ 7,670

    THE PREVIOUS ANALYSIS SHOULD NOT BE CONSTRUED AS A RECOMMENDATION BY THE PURCHASER TO ACCEPT OR DECLINE THE OFFER. THE PURCHASER IS MAKING NO REPRESENTATION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. EACH HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR. THE PURCHASER HAS NO AFFILIATION WITH SPAR AND DOES NOT ENDORSE THE SPAR VALUATION. IN ADDITION, THE PURCHASER HAS NOT ENGAGED SPAR TO PREPARE THE SPAR VALUATION. THE SPAR VALUATION IS NOT RELATED TO THE OFFER. HOWEVER, ALZA DEVELOPMENT CORPORATION, THE GENERAL PARTNER OF THE PARTNERSHIP, REFERENCED IN ITS PREVIOUS CORRESPONDENCE THIS VALUATION.

1. AMENDED TERMS OF THE OFFER.

    The price per Unit to be paid pursuant to the Offer has been increased to $13,200 per Unit from $12,000 per Unit, net to the seller in cash. Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment (and thereby purchase) up to 1,400 Units that are tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date. All Holders whose Units are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Units tendered prior to the date of this Supplement) will receive the increased Offer Price in respect of each Share so tendered and accepted. The Expiration Date will now expire at 12:00 midnight, Eastern Standard time, on Monday, February 2, 1998 unless Purchaser, in accordance with the terms of the Offer shall have extended the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. All references to the Offer and the Purchase Price in this Supplement, the Offer to Purchase and any Letter of Transmittal are deemed to refer to the Offer as amended above and the foregoing increased Purchase Price, respectively.

3. PROCEDURE FOR TENDERING UNITS.

    Procedures for tendering Units are set forth in Section 3 of the Offer to Purchase.

    Tendering Holders may continue to use the original (blue) Letter of Transmittal previously circulated with the Offer to Purchase, or the revised
(pink) Letter of Transmittal circulated with this Supplement. While the original Letter of Transmittal refers only to the Offer to Purchase, Holders using such document to tender their Units will nevertheless receive $13,200 for each Unit validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

    HOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN THEIR UNITS PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION TO RECEIVE, SUBJECT TO THE CONDITIONS OF THE OFFER, THE INCREASED OFFER PRICE OF $13,200 PER UNIT, IF THE UNITS ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER (EXCEPT SUCH ACTION AS MAY BE REQUIRED BY THE PROCEDURE FOR GUARANTEED DELIVERY IF SUCH PROCEDURE WAS UTILIZED).

6. PRICE RANGE OF THE UNITS.

    Section 6 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the last paragraph:

    The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. The Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying assets owned by the Partnership. The Purchaser made its own determination of the Purchase Price based on publicly-available information. The Purchaser did not obtain any third party appraisal or valuation in determining the Purchase Price because the Purchaser's business is identifying and acquiring royalty interests that derive cash flow from the sales of biotechnology and pharmaceutical products. Accordingly, the Purchaser believes it has sufficient knowledge to make its own determination of the Purchase Price without the assistance or opinion of any third party. Other measures of the value of the Units may be relevant to Holders. See Section 8. HOLDERS ARE URGED TO CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED HEREIN AND CONSULT WITH THEIR OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE DECIDING WHETHER TO TENDER UNITS.

8. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

    Section 8 of the Offer to Purchase is hereby amended by inserting the following paragraph after the paragraph entitled THE PARTNERSHIP'S ASSETS AND BUSINESS and before the paragraph entitled DETERMINATION OF PURCHASE PRICE OF
UNITS:

    PREVIOUS TENDER OFFERS. In determining the Purchase Price, the Purchaser is aware of at least one previous tender offer by a third party for the Units. Such tender offer was made in the first half of 1997. Although such tender offer was made prior to the Purchaser becoming a limited partner in the Partnership, the Purchaser believes that the purchase price in such tender offer was $6,000 per Unit. To the Purchaser's knowledge, such tender offer was made for up to 4.9% of the Units. The Purchaser believes that such purchase price is low and, in comparison, the Purchase Price in the Offer is materially greater than such tender offer price.

10. SOURCE AND AMOUNT OF FUNDS.

    Section 10 of the Offer to Purchase is hereby amended and restated by inserting the following paragraphs in place of the current paragraph:

    As a result of the increase in the Purchase Price, Purchaser estimates that the maximum amount of funds required to purchase Units pursuant to the Offer and to pay related costs and expenses will be approximately $19.0 million. All amounts required for the purchase of Units and to pay related costs and expenses will be funded from existing cash balances of the Purchaser and the Funds.

    As of January 16, 1998, the Purchaser and the Funds have existing cash balances, net of debt and other liabilities, approximating $20 million. In addition, as of such date, the Purchaser and the Funds have no binding commitments that would require using any material amount of such existing cash balances.

    The Manager of the Purchaser, Pharmaceutical Partners, LLC, is also the Manager of each of the Funds. In connection with the Offer, the Manager has discretion to invest cash balances of the Purchaser and the Funds without obtaining the consent of any Fund investor or any third party.

17. MISCELLANEOUS.

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Holders. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

    Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-1 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 9 above (except that they will not be available at the regional offices of the Commission).

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

January 16, 1998

                                                            PHARMAINVEST, L.L.C.
                                                PHARMACEUTICAL ROYALTIES, L.L.C.
                                         PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                                                 PHARMACEUTICAL PARTNERS, L.L.C.

    Facsimile copies of either Letter of Transmittal, properly completed and duly signed, will be accepted. Either Letter of Transmittal and any other required documents should be sent or delivered by each Holder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary or the Purchaser, at one of the addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                      STATE STREET BANK AND TRUST COMPANY

                            CORPORATE REORGANIZATION

BY TELEPHONE:           BY MAIL:            BY FACSIMILE:
    (800)             P.O. Box 9061             (781)
  426-5523          Boston, MA 02205          794-6352
    (781)
  794-6388

                 BY OVERNIGHT OR EXPRESS
                          MAIL:
                   70 Campanelli Drive
                   Braintree, MA 02184

                    THE INFORMATION AGENT FOR THE OFFER IS:

                            MACKENZIE PARTNERS, INC.

BY TELEPHONE:       BY MAIL:        BY FACSIMILE:
    (800)       156 Fifth Avenue        (212)
  322-2885     New York, NY 10010     929-0308
    (212)
  929-5500

                               THE PURCHASER IS:

                              PHARMAINVEST, L.L.C.

BY TELEPHONE:          BY MAIL:           BY FACSIMILE:
    (800)        70 East 55th Street,         (212)
  600-1450            23rd Floor            751-9324
    (212)         New York, NY 10022          (212)
  751-9300                                  759-9157

                      BY E-MAIL:
                bio@pharma-partners.com

    Questions and requests for assistance may be directed to the Information Agent or Purchaser. Additional copies of this Supplement, the Offer to Purchase, either Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or the Purchaser and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                                                                       EXHIBIT 1

                                                                  SPAR VALUATION

                                STANDARD REPORT

    PARTNERSHIP NAME:  ALZA TTS Research Partners

    TAX ID NUMBER:  94-2863497

    NASD TICKER:  ZZFXJ

    ORIGINAL PURCHASE PRICE PER UNIT:  $5,000

    ROUNDED NET ASSET VALUE PER UNIT:  $16,900

    ROUNDED FAIR MARKET VALUE PER UNIT:  $12,700

    VALUATION DATE:  12/31/96

    OVERVIEW: the Partnership, organized on December 30, 1982, was formed for the purpose of developing and eventually licensing products ("TTS Partnership Products") combining certain generic drug compounds in specified areas of therapy with ALZA's proprietary transdermal therapeutic system technology. ALZA Development Corporation, the general partner of the Partnership, is a wholly-owned subsidiary of ALZA Corporation ("ALZA").

    According to Item 1 of the Partnership's 1996 10-K (a copy of which is included in Tab 4 of the Full Report), the Partnership entered into a research and development agreement (the "Development Contract") with ALZA for the development of TTS Partnership Products. ALZA is in the business of research and development of therapeutic systems for controlled drug delivery. The Partnership was involved in two major product development programs, TTS-fentanyl and TTS-testosterone.

    In August 1990, TTS-fentanyl (which is being marketed under the trade name Duragesic) was cleared for marketing by the United States Food and Drug Administration ("FDA") for management of severe chronic pain when opioid analgesia is indicated, such as in the management of cancer pain.

    TTS-testosterone is a controlled release dosage form of the major male hormone testosterone designed to re-establish in hypogonadal males, the plasma concentrations of testosterone observed in healthy young males. TTS-testosterone was cleared for marketing in the United States in October 1993.

    The Partnership granted ALZA an option (the "License Option") to acquire a license for any and all of the TTS Partnership Products, on a product by product basis. When the License Option is exercised for a TTS Partnership Product, ALZA acquires a worldwide license, including right to sublicense, make, use and sell such product. The license is exclusive for a period of thirteen years after the actual reduction to practice of the product and nonexclusive thereafter. Under each license, ALZA would make payments to the Partnership based on ALZA's and its affiliates' and sublicensees' sales of the licensed product.

    In 1990, ALZA exercised its License Option for the Duragesic and Testoderm products. Under the terms of the agreements between ALZA and the Partnership, the payments to the Partnership under the license for each of the products will be reduced in proportion to the development costs of the product not funded by the Partnership. In accordance with the agreements, the Partnership is entitled to receive 4% of net sales of the Duragesic and Testoderm products.

    According to Item 1 of the Partnership's 1996 10-K, the general partner has the option to purchase all of the Units in the Partnership for $120,000,000, less an amount equal to all cash distributed to the Limited partners by the Partnership. The exercise price may be paid in cash, ALZA common stock, or a combination, at the option of the general partner. The general partner is under no obligation to exercise the Purchase Option, and the general partner will exercise the Purchase Option only if ALZA deems such exercise to be in its best interest.

    According to Section 8 of an "Offer to Purchase for Cash Up to 1,400 Outstanding Units of Limited Partnership Interest" (a copy of which is included in Tab 4 of the Full Report), the Partnership receives a 4% royalty on net sales of the two products until the expiration of the patents for the products in April 2006 for Duragesic and February 2005 for Testoderm. ALZA has indicated in oral communications with the purchaser that it will establish a liquidating trust to ensure royalties are paid and received by the partners of the Partnership since the Partnership is scheduled to dissolve in 2004, prior to the expiration of the patents.

    HISTORICAL FINANCIAL PERFORMANCE. Shown below is a summary of key Partnership financial data for the past three years:

                                                                           '96 ACTUAL    '95 ACTUAL    '94 ACTUAL
                                                                          ------------  ------------  ------------
Total Income............................................................  $  6,294,396  $  4,461,900  $  3,178,312
Net Income..............................................................     6,207,848     4,361,647     3,082,860
Cash Flow From Operations...............................................     6,207,848     4,361,647     3,043,006
Payments................................................................     6,097,442     4,306,401     3,032,608

Current Assets..........................................................        77,586        48,245        28,155
Total Liabilities.......................................................       146,381       227,446       262,602

    THE FAIR MARKET VALUE OF THE UNDERLYING ASSET(S). The value of the Partnership is derived from the present value of the future distributions the Partnership is to receive until the expiration of the patents as discussed above. Since secondary market investors of partnerships such as this focus on the distributions they likely would receive by virtue of becoming an investor, the value of an interest in the Partnership is correlated directly to its ability to produce future distributions.

    From a valuation standpoint, a partnership such as this is similar to a self-liquidating security like a "Ginnie Mae" mortgage bond. Its value is a function of its ability to produce cash distributions during the remaining term; it will have no value at end of the term. The value of this type of partnership is obtained by discounting the future cash flow the Partnership is likely to receive during the balance of the term.

    According to the Partnership's 1996 financial statements (a copy of which is included in Tab 4 of the Full Report), the following levels of revenues and distributions for the past three years are:

                             PAYMENTS TO
  YEAR     TOTAL INCOME       PARTNERS
---------  ------------  -------------------
  1994      $3,178,312      $   3,032,608
  1995       4,461,900          4,306,401
  1996       6,294,396          6,097,442

    Based on these historical results, the Limited Partners have received an average annual payment of 96% of the Partnership's total income. Therefore, we estimate future levels of Partnership distributions to the Partnership through the year 2006 (when the last patent expires) will be as follows:

    YEAR          INCOME        PAYMENT
-------------  -------------  ------------
    1997       $   7,000,000  $  6,720,000
    1998           8,000,000     7,680,000
    1999           9,000,000     8,640,000
  2000-2006       10,000,000     9,600,000

    The present value of these future distributions may be derived by discounting these estimated future distributions at a 10% rate. The present value of the Partnership's future distributions to the Partnership as calculated above is $54,061,623. This represents the Partnership's gross value.

    Other than its patents and/or research, the Partnership's 12/31/96 balance sheets list Partnership liabilities of $146,381, and current assets of $77,586. Therefore we conclude that the Partnership's equity as of the Valuation Date was $53,992,828.

    NET ASSET VALUE PER UNIT. From the information provided, this appraiser is unable to ascertain with confidence how much cash has been distributed to the partners since the inception of the Partnership; and to determine whether cash payments made (if any) constituted (1) distributions of operating profits or (2) returns of capital. This information must be known in order to properly calculate allocations of cash pursuant to the Partnership Agreement.

    Consequently (unless explicitly stated otherwise below), SPAR assumes that all prior cash payments made to the partners (if any) have been distributions of operating cash flow and not returns of capital; and that none of the partners' capital has been returned to date. PLEASE NOTE THAT THE CURRENT STATUS OF AN INVESTOR'S CAPITAL ACCOUNT IS LIKELY TO DIFFER FROM SPAR'S ASSUMPTION. The user of this report is strongly encouraged to contact the General Partner directly to verify the current status of any investor's capital account; and to adjust the value conclusions set forth in this report accordingly. The differences in value attributable solely to this factor may be substantial.

    Note 1 of the Partnership's 1996 financial statements indicates the Partnership Agreement provides for 95% of net income to be allocated to the Class A limited partners. However, since this appraiser utilized net payments to the limited partners in determining a valuation, we will assume that the limited partners will be entitled to 100% of the future distributions as calculated in this analysis.

    On the Valuation Date, Partnership equity was determined above to be $53,992,828. Since there are 3,200 limited partnership Units, the "Net Asset Value" of one Unit (that is, the cash the Unitholder would receive were the Partnership's assets to be liquidated on the Valuation Date) is $16,873. We round this figure to $16,900.

    FAIR MARKET VALUE PER UNIT. Since the Unit is not a direct interest in the asset, but instead is a security issued by a closely-held business enterprise, it is subject to discount for "lack of control" and "lack of marketability". We concluded a 25% discount is appropriate in this case. Accordingly, the $16,873 gross value of the Unit (rounded to $16,900) is discounted 25%, to $12,655. We round off the figure to $12,700. This represents the Unit's fair market value.

    The fair market value of an investor's interest is computed by multiplying the number of Units owned by the fair market value per Unit as determined by SPAR.

    RECENT SECONDARY MARKET TRADES. During 1996, secondary market trading activity involving Units of the Partnership were reported in the SECONDARY SPECTRUM newsletter (published by Partnership Profiles, Inc. of Dallas, Texas) and/or THE INVESTMENT ADVISOR magazine (published by Charter Financial Publishing of Shrewsbury, New Jersey) as follows:

                                                               WEIGHTED AVG.  HIGH TRADE  LOW TRADE   # OF UNITS
DATE                                                           TRADED PRICE     PRICE       PRICE       TRADED
-------------------------------------------------------------  -------------  ----------  ----------  ----------

February-March '96...........................................                 $ 4,150.00  $ 1,950.00      1
August-September '96.........................................                 $ 6,707.95  $ 4,149.00      2
October-November '96.........................................                 $ 6,800.00  $ 4,149.00      14
December '96-January '97.....................................                 $ 9,646.00  $ 4,149.00      11

    It should be noted the trade price is the price at which someone bought Units, including sales commissions paid to an intermediary. The proceeds received by the seller was likely somewhat less. Furthermore, other trades may have occurred without being reported in either publication.

    CONTINGENT AND LIMITING CONDITIONS. The Full Report from which this Standard Report has been distilled was prepared pursuant to the valuation standards set forth in Revenue Ruling 59-60. This Standard Report omits important information found in the Full Report. The reader is cautioned to obtain a Full Report before relying on the information presented herein. Both the Standard Report and the Full Report are qualified pursuant to contingent and limiting conditions as set forth in the Full Report.

    TAX BENEFITS (IF ANY) GIVEN NO WEIGHT. Because each partner's tax situation is unique, the same unit of partnership income or loss could produce a beneficial result for one investor yet a detrimental result for another. Because one cannot assume a hypothetical buyer will need the tax benefits a partnership interest may offer, in this appraiser's calculation of fair market value no weight has been assigned to the tax effects produced by the partnership.